THE VERMONT TEDDY BEAR CO., INC.

                      1,897,251 shares of Common Stock

     These shares of common stock are being offered and sold from time to time by certain of our current shareholders.

     The selling shareholders may sell the shares from time to time at fixed prices, market prices, prices computed with formulas based on market prices, or at negotiated prices, and may engage a broker or dealer to sell the shares. For additional information on the selling shareholders' possible methods of sale, you should refer to the section of this prospectus entitled "Plan of Distribution" on page 6. We will not receive any proceeds from the sale of the shares, but will bear the costs relating to the registration of the shares.

     Our common stock is traded on the Nasdaq Small Cap market under the symbol "BEAR." On November 11, 1999, the closing price for our common stock was $4.0313 per share. Our principal executive offices are located at 6655 Shelburne Road, Shelburne, Vermont 05482 (802) 985-3001.

                 --------------------------------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the shares, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                 --------------------------------------------

               The date of this Prospectus is February 14, 2000.

                              TABLE OF CONTENTS


Section                                                              Page
---------                                                            ----
Risk Factors                                                           3
Business of the Company                                                3
Selling Shareholders                                                   4
Plan of Distribution                                                   6
Experts                                                                8
Limitation of Liability and Indemnification                            8
Information Incorporated by Reference                                  8
Available Information                                                  9


     You should rely only on information contained or incorporated by reference in this prospectus. See "Information Incorporated by Reference" on page 6. Neither Vermont Teddy Bear nor the selling shareholders have authorized any other person to provide you with information different from that contained in this prospectus.

     The shares of common stock are not being offered in any jurisdiction where the offering is not permitted.

     The information contained in this prospectus is correct only as of the date on the cover, regardless of the date this prospectus was delivered to you or the date on which you acquired any of the shares.



                                     RISK FACTORS

     The purchase of shares involves risks. Investors should be aware of these risk factors:

     If We Are Unprofitable, Our Stock Prices May Decline. Although we have reported profits for our last fiscal year ended June 30, 1999, and for the first quarter of our current fiscal year, ended September 30, 1999, we have been unprofitable in prior fiscal years. No assurance can be given that we will continue to be profitable in future years. If we are unprofitable, our stock prices may decline.

     If Other Competing Companies Are More Successful, Our Business May Decline. Our principal business segment is our gift delivery business, which is a highly competitive business industry. We compete with a number of other gift delivery businesses, including sellers of flowers, balloons, candy, cakes and other gift items, which can be ordered by telephone or through the Internet for special occasions and delivered by express service in a manner similar to Bear-Gram gifts. There are low barriers to entry into the market for these businesses. Many of our competing businesses have far greater financial, sales and marketing resources than us.

     If Competing Companies Copy Our Products or Marketing Techniques, Our Business Could Be Adversely Affected. Our products and marketing techniques are entitled to only limited protection under United States Copyright and Trademark Law, and aspects of our business are not protected and could be replicated by competitors.

                           BUSINESS OF VERMONT TEDDY BEAR


     Founded in 1981 and incorporated in 1984, The Vermont Teddy Bear Co., Inc. ("Vermont Teddy Bear"), with its principal offices located at 6655 Shelburne Road, Shelburne, Vermont, is a designer, manufacturer, and direct marketer of teddy bears and related products.

     Our primary business segments are our Bear-Gram delivery business, our retail business and our wholesale business. The largest business segment is the Bear-Gram gift delivery service comprising 84.0 percent of our total business for the fiscal year ended June 30, 1999. Our retail store operations represented 11.2 percent of net revenues, and wholesale, corporate affinity, and licensing programs together were 4.8 of net revenues for the fiscal year ended June 30, 1999.

     The Bear-Gram delivery service involves sending personalized teddy bears directly to recipients for special occasions such as birthdays, anniversaries, weddings, and new births, as well as holidays such as Valentine's Day, Christmas, and Mother's Day. Through this service, we offer teddy bears in a variety of sizes and colors, as well as approximately 100 different teddy bear outfits to further customize the teddy bear. Every Bear-Gram gift includes a customized teddy bear made in our Shelburne, Vermont factory, which can be further personalized with embroidery on the outfit, a candy treat, and a personal message on a card all delivered in a colorful box with an "airhole". Orders for the Bear-Gram delivery service are generally placed by calling a toll-free telephone number (1-800-829-BEAR) and speaking with Vermont Teddy Bear's sales representatives, called Bear Counselors. An increasing number of orders, however, are being placed by customers online at our website with twenty-five percent of total orders in the Bear-Gram gift delivery service segment placed on line during the month of June 1999, versus ten percent in June 1998. Orders placed by 4:00 p.m. can be shipped the same day; packages are delivered primarily via Federal Express and other carriers by next-day air, two-day air or United States Postal Service Priority Mail.

     Our Bear-Gram segment sales are heavily seasonal, with Valentine's Day, Christmas, and Mother's Day as the Company's largest sales seasons.

     The retail operations business segment was second only to the Bear-Gram delivery service segment in its contribution to the Vermont Teddy Bear's total sales in the fiscal year ended June 30, 1999, at 11.2 percent of net revenues. During 1997 and 1998, we had placed a greater emphasis on retail operations operating company-owned retail stores in North Conway, New Hampshire, Freeport, Maine and on Madison Avenue in New York City, in addition to its factory store in Shelburne, Vermont. The contribution of all retail operations was 18% of net revenues for the fiscal year ended June 30, 1998.

     Due to continued unprofitability in the satellite stores, Vermont Teddy Bear began to reverse its retail expansion strategy during its fiscal year ended June 30, 1998, closing its New York City store on December 7, 1997. The remaining satellite stores were closed during the fiscal year ended June 30, 1999. The Freeport, Maine store was closed in August 1998 and the North Conway, New Hampshire store was closed in October 1998. Our very successful factory retail store is the only retail location which remains in operation. We actively promote family tours of our teddy bear factory and store at the factory location in Shelburne, located ten miles south of Burlington, Vermont. The factory drew over 103,000 visitors in the twelve-month period ended June 30, 1999, and has drawn more than 493,000 visitors since moving to its new location in July 1995. In an effort to make a visit to the factory more entertaining and draw additional traffic, we have implemented the Make-A Friend-For-Life bear assembly area, where visitors can participate in the creation of their own teddy bear.

     During its fiscal year 1998, we began pro-actively developing opportunities in the corporate affinity market and certain wholesale markets as a business segment. The Wholesale/Corporate business segment accounted for 4.8% of net revenues for fiscal year ended June 30, 1999, and is the fastest growing segment of Vermont Teddy Bear's business. While numerous corporate affinity programs involve our Vermont Teddy Bear brand bear, manufactured at the Shelburne, Vermont factory, the largest orders involve teddy bear products which were designed by Vermont Teddy Bear and manufactured off shore. We also sell wholesale our Make-A Friend for Life teddy bears designed and imported by Vermont Teddy Bear to Zany Brainy, Inc., an educational toy store chain based in King of Prussia, Pennsylvania. Zany Brainy's retail customers participate in the making of their own teddy bear in the Make-A-Friend-for-Life kiosks in select Zany Brainy locations.


                                SELLING SHAREHOLDERS


     Based upon information supplied to Vermont Teddy Bear by each selling shareholder, the following table sets forth certain information as of October 22, 1999, regarding the beneficial ownership of the common stock held by each selling shareholder. Fractional shares have been rounded down to the nearest whole share.

     Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as indicated, each person possesses sole voting and investment power with respect to all of the shares of common stock owned by such person, subject to community property laws where applicable.


Selling Shareholder   Shares Owned    Shares Being    Ownership After Offering
-------------------   Prior to        Offered         If All Shares Offered
                      Offering        ------------    Hereby Are sold
                      ------------                    ------------------------
                              Percent
                     Number   (%)                      Shares       Percent(%)
                     ------   -------                  ------       ----------

Former Holders of
Series B Preferred
Stock(1):

Jason Bacon          70,840     1.121     22,670       48,170           .762
Edward Cronin        28,029      .443     28,029         -0-             -0-
John Crowl           37,669      .596     22,670       14,999           .237
Split Rock Fund LLC  22,670      .359     22,670         -0-             -0-
Deborah Granquist    50,949      .806     26,950       23,999           .380
Sean Hunt            34,669      .548     22,670       11,999           .190
Warren King          32,669      .517     22,670        9,999           .158
Charles Kireker      23,618      .374     17,619        5,999           .095
Kireker Trust        63,723     1.008     36,724       26,999           .427
C. Kimberly Smith    45,341      .717     45,341         -0-             -0-
Lyman Orton         326,712     5.168    226,712      100,000          1.582
David Boardman       22,670      .359     22,670         -0-             -0-
Alan Horowitch        2,318      .037      2,318         -0-             -0-


(1) The following persons own shares acquired upon conversion of our Series B Convertible Preferred Stock (the "Series B Preferred Stock") on February 3, 1999, and upon exercise of related warrants in July, 1999, issued in connection with the Series B Preferred Stock. The Series B Preferred Stock and related warrants were issued by Vermont Teddy Bear in July, 1996 for an aggregate purchase price of $550,000. The exercise prices on the warrants were either $1.00 or $1.05 per share. We used the proceeds from the sale of Series B Preferred Stock and for exercise of the warrants for working capital. The Series B Preferred Stock, the warrants and the underlying shares were issued under an applicable exemption from registration under Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"). The shares purchased upon exercise of the warrants are offered hereby.


Selling Shareholder   Shares Owned    Shares Being    Ownership After Offering
-------------------   Prior to        Offered         If All Shares Offered
                      Offering        ------------    Hereby Are sold
                      ------------                    ------------------------
                              Percent
                      Number (%)                      Shares       Percent(%)
                      ------  -------                 ------       ----------

Green Mountain
Capital, L.P.(2)      100,000   1.582     100,000        -0-             -0-

URSA(VT)QRS 12-30,
Inc.(3)               193,111   3.055     193,111        -0-             -0-



Holders of Series
C Preferred Stock(4)
-----------------
Malcolm Candlish
 Trust (4/3/91)        54,221    .858     54,221         -0-             -0-
Edwin Kozlowski        72,295   1.144     72,295         -0-             -0-
Stephen Zachary Lee    27,111    .429     27,111         -0-             -0-
Schiff Lee Trust       27,111    .429     27,111         -0-             -0-
Charles W. Robins,
 Custodian for
 Jesse Lee             27,111    .429     27,111         -0-             -0-
David Lucas           135,554   2.144    135,554         -0-             -0-
S. Donald McCullough   18,073    .286     18,073         -0-             -0-
Richard Perkins        36,147    .572     36,147         -0-             -0-
Ronald Rossetti        72,295   1.144     72,295         -0-             -0-
Scott Schoen           45,184    .715     45,184         -0-             -0-
Clifton Smith          36,147    .572     36,147         -0-             -0-
Soren Oberg             5,422    .086      5,422         -0-             -0-
John S. Surface         5,422    .086      5,422         -0-             -0-
Sean Marsh             10,844    .172     10,844         -0-             -0-
David Jones I/JL Cust. 45,184    .715     45,184         -0-             -0-
Matthew G. Thompson   100,607    .801     50,607       50,000           .791
William Watts          54,221    .858     54,221         -0-             -0-
The Shepherd Venture
 Fund, I, L.P.        225,383   3.565    225,383         -0-             -0-
The Shepherd
 Group LLC              2,276    .036      2,276         -0-             -0-
Thomas R. Shepherd    112,131   1.774    112,131         -0-             -0-
T. Nathanael Shepherd  21,688	   .343     21,688         -0-             -0-



(2) Green Mountain Capital, L.P. acquired 100,000 shares on November 5, 1999 upon exercise of a warrant at an exercise price of $1.00 per share. The warrant had been issued in connection with a loan made by Green Mountain
Capital, L.P. to Vermont Teddy Bear in December, 1995. The proceeds of the warrant exercised were used by the Company to reduce the amount due on the loan. The warrant and underlying shares were issued under an applicable exemption under Section 4(2) of the Securities Act.

(3) USRA (VT) QRS 12-30, Inc. holds two warrants to purchase 150,611 shares at an exercise price of $1.310 and to purchase 42,500 shares at an exercise price of $1.05 per shares, respectively, which have not expired as of the date of this Prospectus. The warrants were issued as part of the consideration in connection with a sale-lease back of our real estate in July, 1997 and subsequent consents by the lessor in November, 1998.

(4) The following persons are holders of our Series C Convertible Preferred Stock (the "Series C Preferred Stock") and related warrants, which were issued in November, 1998 for an aggregate purchase price of $600,000. The proceeds of the sale of Series C Preferred Stock were used for working capital. The shares offered hereby include 588,562 shares issuable upon conversion of the Series C Preferred Stock at a conversion price of $1.05 per share and 495,856 shares issuable upon exercise of the related warrants at an exercise price of $1.05 per share. The Series C Preferred Stock and the warrants were issued under an applicable exemption from registration under Section 4(2) of the Securities Act.


     None of the selling shareholders has held any positions or office or had any other material relationship with Vermont Teddy Bear or any of its affiliates within the past three years, except Jason Bacon, Thomas R. Shepherd and T. Nathanael N. Shepherd, who are currently serving on the Board of Directors.

     In recognition of the fact that the selling shareholders may wish to be legally permitted to sell their shares when they deem appropriate, Vermont Teddy Bear agreed with the selling shareholders to file with the SEC, under the Securities Act, a registration statement on Form S-3, of which this prospectus forms a part, with respect to the resale of the shares.


                               PLAN OF DISTRIBUTION


    The shares offered by this prospectus may be sold from time to time by the selling shareholders or by their pledgees, donees, transferees or other successors in interest. Sales may be made on one or more exchanges or in the over-the-counter market, in privately negotiated transactions, through the writing of options on the shares, or otherwise at market prices then prevailing or at prices related to the then-current market price, at fixed prices that may be changed, or at negotiated prices. Any shares covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under such Rule rather pursuant to this prospectus.

     The shares may be sold to or through brokers or dealers, who may act as agent or principal, or in direct transactions between the selling shareholders and purchasers. In addition, the selling shareholders may, from time to time, sell short the common stock, and in such instances this prospectus may be delivered in connection with such short sale and the shares offered hereby may be used to cover the short sale.

     Transactions involving brokers or dealers may include (a) ordinary brokerage transactions, (b) transactions in which the broker or dealer solicits purchasers, (c) block trades in which the broker or dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, and (d) purchases by a broker or dealer as a principal and resale by such broker or dealer for its account. In effecting sales, brokers and dealers engaged by the selling shareholders or from the purchasers of the shares may arrange for other brokers or dealers to participate. Participating brokers or dealers may receive discounts, concessions or commissions from the selling shareholders, the purchasers of the shares for whom such broker or dealer may act as agent or to whom they may sell as principal. Any such compensation payable to a broker or dealer may exceed customary commissions. The selling shareholders and such brokers and dealers who act in connection with the sale of shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by them and any profit on any resale of the shares as principal may be deemed to be underwriting discounts and commissions under the Securities Act.

     In connection with distributions of the common stock, the selling shareholders may enter into hedging transactions with brokers or dealers and the brokers or dealers may engage in short sales of the common stock in the course of hedging the positions they assume with the selling shareholders.
The selling shareholders also may enter into option or other transactions with brokers or dealers that involve the delivery of the common stock to the brokers or dealers, who may then recall or otherwise transfer such common stock. The selling shareholders also may loan or pledge the common stock to a broker or dealer and the broker or dealer may sell the common stock so loaned or upon default may sell or otherwise transfer the pledged common stock.

     Vermont Teddy Bear is bearing all costs relating to the registration of the shares. Any commissions, discounts or other fees payable to brokers or dealers in connection with any sale of the shares will be borne by the selling shareholders, the purchasers of the shares, or both. Vermont Teddy Bear will receive none of the proceeds from the sale of the shares by the selling shareholders. Vermont Teddy Bear and the selling shareholders each have agreed to indemnify the other against certain liabilities, including liabilities arising under the Securities Act, that relate to statements or omissions in the registration statement of which this prospectus forms a part.


                                  EXPERTS


     Our balance sheets as of June 30, 1998, and June 30, 1999, and the related statements of operations, stockholders' equity and cash flows for each of the two years in the period ended June 30, 1999, incorporated by reference into this prospectus, have been audited by Arthur Andersen, LLP, independent auditors, as stated in their reports with respect thereto. Such financial statements have been so incorporated in reliance on the reports of such firm given upon their authority as experts in accounting and auditing.


                  LIMITATION OF LIABILITY AND INDEMNIFICATION


     Vermont Teddy Bear's Amended and Restated Articles of Incorporation provide that, to the fullest extent permitted by the New York Business Corporation Act, Vermont Teddy Bear's directors will not be liable for monetary damages to Vermont Teddy Bear or its shareholders, excluding, however, liability for acts or omissions involving intentional misconduct or knowing violations of law, illegal distributions or transactions from which the director receives benefits to which the director is not legally entitled. Vermont Teddy Bear's Amended and Restated Bylaws provide that the Vermont Teddy Bear will indemnify its directors and, by action of the Board of Directors, may indemnify its officers, employees and other agents of Vermont Teddy Bear to the fullest extent permitted by applicable law, except for any legal proceeding that is initiated by such directors, officers, employees or agents without authorization of the Board of Directors.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Vermont Teddy Bear pursuant to the foregoing provisions or otherwise, Vermont Teddy Bear has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                         INFORMATION INCORPORATED BY REFERENCE


     The SEC allows us to "incorporate by reference" certain of our publicly filed documents into this prospectus, which means that information included in those documents is considered part of this prospectus. Information that we file with the SEC subsequent to the date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling shareholders have sold all the shares.

     The following documents filed with the SEC are incorporated by reference in this prospectus:

     1.     Our Annual Report on Form 10-KSB for the year ended June 30, 1999;

     2. Our Quarterly Report on Form 10-QSB for the period ended September 30, 1999; and

     3. The description of our common stock set forth in our Registration Statement on Form SB-2 (Registration No. 33-69898), including any amendment or report filed for the purpose of updating such description, as incorporated by reference in our Registration Statement on Form 8-A.

     We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, other than exhibits to such documents. You should direct any requests for documents to Investor Relations, The Vermont Teddy Bear Co., Inc., 6655 Shelburne Road, Shelburne, VT 05482, telephone (802) 985-3001.

     The information relating to the Company contained in this prospectus is not comprehensive and should be read together with the information contained in the incorporated documents.

                              AVAILABLE INFORMATION


     This prospectus is part of a Registration Statement on Form S-3 that we filed with the SEC. Certain information in the Registration Statement has been omitted from this prospectus in accordance with SEC rules.

     We file annual, quarterly and special reports and other information with the SEC. You may read and copy the Registration Statement and any other document that we file at the SEC's public reference rooms located at Room 1024, Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549; 7 World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60662. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to you free of charge at the SEC's web site at http://www.sec.gov or through our web site at http://www.vtbear.com.

     Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance you should refer to the copy of such contract or other document filed as an exhibit to the Registration Statement.